March 14, 2014

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Capital Securities Fund - Class S	$10,000	1,000

Each share of the Capital Securities Fund has a par value of $0.01 and a price of $10.00 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY __/s/ Michael D. Roughton_________________
Michael D. Roughton
Senior Vice President and Counsel